John M. Mutkoski	Goodwin Procter LLP
617.570.1073	Counsellors at Law
jmutkoski@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

January 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jeffrey Riedler

Re:	Albany Molecular Research, Inc.
Registration Statement on Form S-3
Filed December 22, 2011
File No. 333-178718

Dear Mr. Riedler:

This letter is being furnished on behalf of Albany Molecular Research, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 3, 2012 to Thomas E. D’Ambra, Ph.D., President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-178718) (the “Registration Statement”) that was filed with the Commission on December 22, 2011.  Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed with the Commission on the date hereof.

For your convenience , we have enclosed three (3) copies of Amendment No.1 to the Registration Statement, one of which copies has been marked to show the changes from the Registration Statement.

For reference purposes, the text of the Staff’s comment, as set forth in the January 3, 2012 comment letter, has been reproduced herein in italicized text, followed by the Company’s response.

Incorporation of Documents by Reference, page 17

1.
We note that you have not incorporated by reference the Current Report on Form 8-K that you filed on December 22, 2011.  Please file an amendment to your registration statement that incorporates this filing by reference.

RESPONSE:

The Company advises the Staff that the Registration Statement has been revised in response to the Staff’s comment.  Please see the revised disclosure contained in the section entitled “Incorporation of Documents by Reference”.

*  *  *  *

If you have any questions or further comments relating to the Registration Statement or Amendment No.1, or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 570-1073 at your convenience.

Sincerely,

/s/ John M. Mutkoski

Enclosure:     Amendment No. 1 to Registration Statement on Form S-3 (two clean copies and one marked copy)

cc:          Lori M. Henderson, Vice President, General Counsel and Secretary
Thomas E. D’Ambra, Ph.D., President and Chief Executive Officer